EXHIBIT 3.1

Nutriband Confirms Warrants Will Expire September 30 Without Extension or Repricing

ORLANDO, Fla., Sept 21, 2026 (GLOBE NEWSWIRE) -- Nutriband Inc. (NASDAQ:NTRB) (NASDAQ:NTRBW) confirmed today that its outstanding warrants (NASDAQ:NTRBW) will expire on September 30, 2026 at 5PM ET as scheduled. The Company will not extend the expiration date and will not reprice the warrants.

Warrant holders may exercise at the current strike price of $6.43 per share until the expiration date. Warrants not exercised by that date will expire in their entirety and be removed from the NTRBW Nasdaq listing.

There are currently 910,904 warrants outstanding, representing $5,856,112 in potential proceeds to the Company if fully exercised at the $6.43 strike price.

Key dates and terms:

●	Expiration date: September 30, 2026 5PM ET

●	Strike price: $6.43 per warrant

●	Warrants outstanding: 910,904

●	No extension. No repricing.

Shareholders and warrant holders are advised to act before the deadline if they intend to exercise. Nutriband will continue to provide updates on Company developments in the coming weeks.

About Nutriband Inc.

We are primarily engaged in the development of a portfolio of transdermal pharmaceutical products. Our lead product under development is an abuse deterrent fentanyl patch incorporating our AVERSA™ abuse deterrence technology. AVERSA™ technology can be incorporated into any transdermal patch to prevent the abuse, misuse, diversion, and accidental exposure of drugs with abuse potential.

The Company’s website is www.nutriband.com. Any material contained in or derived from the Company’s websites or any other website is not part of this press release.

Forward-Looking Statements

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects” and words of similar import, constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve both known and unknown risks and uncertainties. The Company’s actual results may differ materially from those anticipated in its forward-looking statements as a result of a number of factors, including those including the Company’s ability to develop its proposed abuse-deterrent fentanyl transdermal system and other proposed products, its ability to obtain patent protection for its abuse technology, its ability to obtain the necessary financing to develop products and conduct the necessary clinical testing, its ability to obtain Federal Food and Drug Administration approval to market any product it may develop in the United States and to obtain any other regulatory approval necessary to market any product in other countries, including countries in Europe, its ability to market any product it may develop, its ability to create, sustain, manage or forecast its growth; its ability to attract and retain key personnel; changes in the Company’s business strategy or development plans; competition; business disruptions; adverse publicity and international, national and local general economic and market conditions and risks generally associated with an undercapitalized developing company, as well as the risks contained under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s periodic and current reports on Form 10-K, Forms 10-Q and 8-K and the Company’s other filings with the Securities and Exchange Commission. Except as required by applicable law, we undertake no obligation to revise or update any forward-looking statements to reflect any event or circumstance that may arise after the date hereof.

Contact Information:

Nutriband Inc.

Phone: 407-377-6695

Email: info@nutriband.com